Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881
Commission File No. for Registration Statement on Form F-4 filed by
Natura &Co Holding S.A.: 333-233910

The following communication was made available to certain personnel of Avon Products, Inc. (“Avon”) on October 4, 2019.

1.	What is happening?

●	In May 2019, Avon’s and Natura &Co’s Boards reached an agreement on the terms of an offer to combine the two companies.

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The closing of the transaction is conditioned on, among other things, Avon and Natura &Co shareholder approvals and receiving certain regulatory approvals. This process is expected to complete in early 2020, following which the two companies will be integrated.

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Whilst we await completion of the deal, it is business as usual for both companies. We will continue to work with partners, clients and suppliers to deliver efficient and effective services across our operations.

2.	Why is Avon combining with Natura &Co? How does this fit into our strategy?

●	The combination of Avon and Natura &Co will create a leading direct-to-consumer global beauty company that leverages each of Avon’s and Natura &Co’s complementary strengths and purpose.

●	Together, we will become the world’s fourth-largest pure play beauty company and a leader in direct-to-consumer, with combined gross revenues of over $10 billion.

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The combined company will have a diverse portfolio of complementary products and will benefit from a strengthened presence in core markets in Brazil and Latin America and an expanded platform for growth in Europe, the Middle East and Africa (EMEA) and Asia Pacific.

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Natura &Co is an excellent cultural fit with Avon. Both companies have strong track records of positive social and community engagement, in particular a commitment to sustainability, doing right by our people and our communities and the empowerment of women. Together, we will be able to support and advance these values.

3.	Who is Natura &Co?

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Natura &Co is a global cosmetics group comprising three iconic brands (Natura, The Body Shop and Aesop) aligned behind the purpose of nurturing a better way of living and doing business through beauty and relationships. They are present in 73 countries across all continents and comprise more than 18,000 co-workers committed to generating a positive economic, social and environmental impact.

●	You can find out more about Natura &Co on their website https://naturaeco.com and read their 2018 Annual Report.

Natura
Natura celebrated its 50th anniversary in August 2019. Founded in Brazil, the company also operates in Argentina, Chile, Colombia, France, Mexico, Peru and the United States. It has a network of 1.7 million consultants, 53 company-owned stores, and approximately 250 franchised stores, products in 3,500 stores and a market leading online platform in Brazil.

The Body Shop
The Body Shop has a global presence in 69 countries, with approximately 3,000 stores (about two-thirds of which are franchisees). The company has 12 distribution centres, 45 e-commerce websites and around 20,000 consultants. Recognised for its activism, the brand has been engaged in various causes, ranging from banning animal testing, through the promotion of the UN Sustainable Development Goals to humanitarian aid for refugees.

Aesop
Aesop is recognised for delivering exceptional products and experiences to its consumers. It operates in 25 countries, with 227 company-owned signature stores with unique designs; its products are also commercialised in 92 department stores. Aesop’s digital platform is in place in 17 countries and operates key partnerships with other online sales platforms.

4.	Is there any update on the transaction? How long will the integration take?

●	At the moment the transaction is still in progress as we work through the required regulatory and shareholder approvals.

●	Integration plans are at an early stage of development and an integration team that has been formed of senior representatives from both Avon and Natura &Co.

●	The team is starting to build out integration workstreams while observing all required restrictions since both companies must remain independent until closing.

●	Until then, we need to ensure we continue to work separately as separate companies.

●	We continue to make steady progress and are focused on ensuring that, once the transaction closes, the integration is as seamless as possible for all our stakeholders.

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The integration efforts will be well thought out and carefully administered to ensure we retain the value of what both companies have built to date while also enjoying the benefits of synergies provided by the transaction.

●	While we cannot provide a specific timeframe, we expect to complete the transaction in early 2020.

●	We are committed to keeping you informed, and we will provide additional details as decisions are made.

5.	Does this impact our commitment to our ‘Open up Avon’ strategy? Is this still a priority?

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Over the past year, we have worked with focus and urgency on our new strategy, and the planned combination of Natura & Co and Avon is a testament to the effectiveness of these efforts and to their go-forward potential.

●	This combination will accelerate the delivery of our Open Up strategy.

●	Importantly, until the transaction closes, we will continue to operate and compete as a separate company and it is business as usual.

6.	What does this announcement mean for me? What can we expect between now and closing?

●	This announcement is just the first step. Until the transaction is completed, which we expect to occur in early 2020, it will be business as usual at Avon.

●	Avon and Natura &Co will continue to operate and compete as independent companies.

7.	Will there be any changes to compensation and benefits?

●	Until the transaction closes, we will continue to operate as a separate company, and it is business as usual, including with respect to compensation and benefits.

●	It is still early in the process, and additional details regarding salaries and benefits as part of the combined company will be worked out as part of our integration planning.

●	We are committed to keeping you informed, and we will provide additional detail as decisions are made.

8.	What happens to the Avon stock that I own?

●	Under the terms of the agreement, a new Brazilian holding company has been be created.

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Avon shareholders will receive, at their election, 0.600 Natura Holding shares or 0.300 ADSs (with each ADS representing two (2) Natura Holding shares) for each share of Avon common stock they own, which reflects a premium of approximately 28% to Avon’s share price as of March 21, 2019.

●	Each Avon common shareholder will have the choice to receive Natura Holding ADRs traded on NYSE or Natura Holding shares traded on the Brazilian stock exchange

●	This represents an approximately 24% total (economic) ownership of the combined company.

●	As shareholders, you will also have the opportunity to benefit from the upside potential of the combined company.

9.	What will happen to my restricted stock units and options?

●	At the closing of the transaction, outstanding restricted stock units will be converted to awards in the new holding company stock, and the same terms and conditions are expected to continue to apply.

●	Stock options will be cashed out and additional details will be forthcoming.

10.	How will the transaction affect our Representatives?

●	The combination of Avon and Natura &Co is great news for our Representatives.

●	Together Avon and Natura &Co will create a bigger, stronger company with more opportunities and more support for our Reps and consultants.

●	Together, we will become the world’s fourth-largest pure play beauty company and a leader in direct-to-consumer, with combined gross revenues of over $10 billion.

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They will benefit from the combined company’s relationship-selling expertise, as well as being part of a larger, broadly international organization that has the ability to provide a more advanced relationship selling platform, better service infrastructure and combined product innovation and product portfolio.

●	Avon’s focus remains on helping our Representatives succeed and ensuring that they have the freedom to earn and learn on their own terms and in their own way.

11.	How will the transaction affect relationships with suppliers / vendors / partners?

●	Until the transaction is completed, this announcement will have no impact on our suppliers, vendors or partners.

●	We will honour all contracts in place.

●	We do not expect this transaction to impact Avon’s day-to-day business operations or engagement with our suppliers, vendors or partners.

12.	Will there be cost savings as a result of the Transaction?

●	Avon and Natura &Co believe that the Transaction brings together two leading companies with unique and complementary strengths.

●	Natura is also expected to realize approximately USD $195 million in net synergies and cost reductions, which are targeted to be achieved within approximately three years following the closing.

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The net synergies and cost reductions are expected to be realized 35% in 2020, 80% in 2021 and 100% thereafter and are expected to arise from, among other factors, scale benefits, cost savings, and efficiency improvements, including acceleration of existing cost reduction programs.

●	There will be expected one-time costs of achieving these synergies and cost reductions which are estimated to be approximately USD $125 million.

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These saving estimates are based on the pro forma 2018 year-end financial position of the combined company and these figures exclude the existing cost reduction programs of Avon and Natura, which are independent of the transaction.

13.	Will Natura &Co keep current Avon offices open? Will I be asked to relocate?

●	We anticipate that being a part of a larger organization will present exciting opportunities.

●	It is still early in the process, and there are many decisions that have yet to be made.

●	We will provide more information as we continue to work through details.

●	The combined company will have an enhanced presence in key geographies such as Brazil and Latin America.

14.	Do you anticipate any layoffs following the transaction?

●	This transaction is about an exciting future. Our businesses are highly complementary and there are strong teams at both companies.

●	Overall, we expect there will be exciting opportunities for employees as part of a larger organization with multiple brands, channels, and a global footprint.

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In the course of the integration-planning work, decisions will be made concerning organizational structure and design for the combined company, and we will continue to communicate with you throughout that process.

●	Until the transaction is completed, we will continue to operate and compete as separate companies, and it will be business as usual at Avon.

15.	Will there be changes to the organisation / leadership / headcount?

●	No final decisions have been made about the future shape of our combined organisation.

●	We do know that combining our two organisations will create many opportunities for our associates and our business growth.

●	But we should also expect there may be some changes that will happen.

●	As and when decisions are made, we will communicate them as appropriate.

●	Right now, it remains business as usual, and we should continue to operate as two separate companies, remaining focused on delivering the Open Up Avon Strategy and 2019 results.

16.	Where will the combined company be headquartered and who will lead it?

●	The Board of the combined company will consist of 13 members, 10 of whom will be designated by Natura &Co and three of whom will be designated by Avon.

●	Importantly, the combined company will bring together the significant strengths and quality of the workforce across both companies.

●	Beyond that, it is still early in the process, and there are many decisions that have yet to be made.

17.	What will be the name of the combined company? Where will the combined company be listed?

●	As part of this transaction, a new Brazilian holding company, Natura &Co Holding S.A., has been created.

●	Upon closing, the new holding company´s common stock will be listed on BM&F Bovespa (B3) (the Brazilian Stock Exchange) and it will also have ADRs listed on the NYSE (New York Stock Exchange).

18.	What is an F-4 document?

●	This document, also known as a joint proxy statement/prospectus provides information on the Merger Agreement.

●	It is required by the Securities and Exchange Commission (SEC) to support the registration of securities involving foreign private issuers in connection with exchange offers and business combinations.

●	It serves a number of functions including:

o	Serving as the proxy statement through which Avon will solicit votes to seek to obtain the Avon Shareholder Approval;

o	Informing holders of Avon Shares of the upcoming Avon Special Meeting at which Avon shareholders will vote on, among other things, the Transaction Proposal;

o	Providing details of the Merger Agreement and the consideration Avon shareholders will receive upon completion of the Transaction;

o	Serving as the prospectus by which Natura will issue shares to Avon common shareholders in connection with the Transaction; and

o	Providing Avon shareholders with important details about Natura and their rights as potential holders of Natura or Natura ADS.

19.	Can we interact with the Natura &Co employees?

●	You should not engage with Natura &Co employees before closing, unless a member of Avon’s executive leadership team asks you to do so in connection with the integration-planning work.

●	Until the transaction is completed, we will continue to act and compete as completely independent companies.

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Avon and Natura continue to operate and compete as completely independent companies; we cannot begin integrating until the transaction is closed, which is expected to occur in the first quarter of 2020.

●	Avon and Natura each make their own business decisions, in the ordinary course.

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Avon and Natura do not hold themselves out as a single entity in any way; joint contact with any Representatives, customers, suppliers, or any other parties, for marketing, advertising, or any other reason is not permitted.

●	Avon associates should not engage in business discussions with Natura employees, unless a member of Avon’s executive leadership team asks you to do so in connection with the integration-planning work.

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Avon should avoid “even the appearance” of coordination of our decisions with Natura, or of one party controlling the other party; if a meeting with a Natura employee is unplanned or at a DSA meeting, we may not share any confidential information.

●	Avon associates must not share confidential information, like prices, bids, plans, costs, negotiations with suppliers, profits, plans, research, designs, or forecasts with anyone outside of Avon.

●	If you have any questions about this guidance, please contact any member of the Ethics & Compliance team.

20.	How will we stay informed during the process?

●	We are committed to keeping you up to date and sharing information with you as soon as we are able.

●	This FAQ document will be updated regularly and along with any announcements and information can be found on Inside Avon.

●	If you have additional questions, please don’t hesitate to reach out to your manager.

●	Alternatively, you can send any questions in by email to: askaquestion@avon.com.

21.	What do I do if I’m asked about the transaction by the media?

●	As always, it is important that we speak with one voice.

●	Consistent with Avon’s media policy, do not communicate with media beyond the dissemination of any press releases.

●	Please forward any calls, texts or e-mails from the media or investors to Amy Greene at 845.369.2472 / 3435-2472 or amy.greene@avon.com, who is authorized to respond on the Company’s behalf.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this communication that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon (“we” or “us”) and Natura &Co Holding S.A. (“Natura &Co Holding” and, together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission (“SEC”), including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the proxy statement/prospectus included in the registration statement on Form F-4 (Reg. No. 333-233910) filed by Natura &Co Holding with the SEC on September 24, 2019, and declared effective by the SEC on September 27, 2019, and any amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers are set forth in the proxy statement/prospectus included in the registration statement on Form F-4 (Reg. No. 333-233910) filed by Natura &Co Holding with the SEC on September 24, 2019, and declared effective by the SEC on September 27, 2019, and any amendments thereto, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus included in the registration statement on Form F-4 (Reg. No. 333-233910) filed by Natura &Co Holding with the SEC on September 24, 2019 and declared effective by the SEC on September 27, 2019, and any amendments thereto, and may be included in other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co has filed with the SEC on September 24, 2019 a registration statement on Form F-4 (Reg. No. 333-233910) that includes a proxy statement/prospectus for Avon’s shareholders. The registration statement was declared effective by the SEC on September 27, 2019. Avon will commence mailing the definitive proxy statement/prospectus to its shareholders, and Avon and Natura &Co may file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and any amendments thereto and other relevant materials and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and any amendments thereto from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.